Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-201026

December 5, 2017

Term Sheet

Depositary Shares, Each Representing a 1/1,000th Interest

in a Share of Series F Non-Cumulative Perpetual Preferred Stock

Issuer:	Webster Financial Corporation (NYSE Ticker: WBS)

Security:	Depositary shares, each representing a 1/1,000th interest in a share of Series F Non-Cumulative Perpetual Preferred Stock

Size:	$150,000,000 (6,000,000 depositary shares)

Maturity:	Perpetual

Expected Ratings*:	Baa3 / BB (both stable) (Moody’s / S&P)

Liquidation Preference:	$25,000 per share (equivalent to $25 per depositary share)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 5.250% from the date of issuance

Dividend Payment Date:	15th day of March, June, September and December of each year, commencing on March 15, 2018

Optional Redemption:	On December 15, 2022, or any dividend payment date thereafter, the Series F Preferred Stock may be redeemed in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends. The Series F Preferred Stock may be redeemed in whole, but not in part, at any time upon the determination of the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Neither the holders of Series F Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series F Preferred Stock.

Trade Date:	December 5, 2017

Settlement Date:	December 12, 2017 (T+5)

Public Offering Price:	$25 per depositary share

Underwriting Discount:	$0.7875 per depositary share for retail orders $0.375 per depositary share for institutional orders $0.7015625 total

Net Proceeds (before expenses) to Issuer:	$145,790,625

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC J.P. Morgan Securities LLC Citigroup Global Markets Inc.

Co-Managers:	Deutsche Bank Securities Inc. Keefe, Bruyette & Woods, a Stifel Company Sandler O’Neill + Partners, L.P.

Listing:	We intend to apply to list the depositary shares on the New York Stock Exchange under the symbol “WBS PrF.”

CUSIP/ISIN:	947890505/US9478905055

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Wells Fargo Securities, LLC toll free at 1-800-645-3751, J.P. Morgan Securities LLC collect at 1-212-834-4533 and Citigroup Global Markets Inc. toll free at 1-800-831-9146.